Ausenco

PROCESS ENGINEERING L.L.C.

3370 W. Crestone Court

Tucson, Arizona 85742

O: (520) 225-0354

C: (520) 461-2663

CONSENT OF QUALIFIED PERSON

I, Eugenio Iasillo. P.E., Principal of Process Engineering LLC, hereby consent to the public filing of the technical report entitled, "Endeavour Silver Corp Terronera Project NI 43-101 Technical Report" effective 14 July 2020 and dated 31 July 2020 the "**Technical Report**") by Endeavour Silver Corp. (the "**Company**").

I also consent to any extracts from or a summary of the Technical Report in the news release of the Company dated July 14, 2020 (the "**News Release**").

I certify that I have read the News Release filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 31st day of July, 2020.

Registered Professional Engineer (Mining) Certificate No. 28209 Eugenio Iasillo Date Signed 7/31/20 Arizona, U.S.A.

Eugenio Iasillo, P.E.
Principal
Process Engineering LLC